Amedica Corporation
1885 West 2100 South
Salt Lake City, Utah 84119

December 7, 2016

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention:	Caleb French

Re: Amedica Corporation (the “Company”)
Registration Statement on Form S-3, as amended
File No. 333-214804

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m., Washington, D.C. time on December 9, 2016, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, or if you have any questions, please confirm orally that event with our counsel, Dorsey & Whitney LLP, by calling David Marx at (801) 933-7363.

Very truly yours, Amedica Corporation

By:	/s/ B. Sonny Bal
	Name:	B. Sonny Bal
	Title:	Chief Executive Officer, President and Chairman of the Board